EXHIBIT (c)(ix)

Announcement Entitled “Ratings on State of Queensland Lowered to ‘AA+’ with a Stable Outlook on

Expectation of Weaker Budgetary Performance”

STANDARD & POOR’S

RATINGS DIRECT®

February 20, 2009

Research Update:

Ratings On State Of Queensland Lowered To ‘AA+’ With Stable Outlook On Expectation Of Weaker Budgetary Performance

Primary Credit Analyst:

Anna Hughes, Melbourne (61) 3- 9631-2010;anna_hughes@standardandpoors.com

Secondary Credit Analyst:

Brendan Flynn, Melbourne (61) 3-9631-2042;brendan_flynn@standardandpoors.com

Table Of Contents

Rationale Outlook Ratings List

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Research Update:

Ratings On State Of Queensland Lowered To ‘AA+’ With Stable Outlook On Expectation Of Weaker Budgetary Performance

Rationale

On Feb. 20, 2009, Standard & Poor’s Ratings Services lowered its issuer ratings on the Australian state of Queensland and Queensland Treasury Corp. to ‘AA+/A-1+’ from ‘AAA/A-1+’, reflecting the anticipated deterioration of the state’s budgetary performance and increasing net financial liabilities. In our view, Queensland’s financial performance remains strong but is no longer consistent with a AAA rating. The outlooks on the ratings are stable.

The ratings on Queensland reflect the state’s strong balance sheet, its strong management and strong system support. These strengths are partly offset by its projected deteriorating budgetary performance, which is a result of both declining revenues and structural operating expenditure weaknesses.

Queensland’s balance sheet remains strong. The state’s capital program is substantial. Given the significant decline in operating revenue as a result of a weakening economic environment and the state’s commitment to its large capital program, Queensland’s balance sheet is unlikely to remain consistent with a ‘AAA’ rating. Standard & Poor’s has previously indicated that the rating would be under pressure if net financial liabilities as a proportion of operating revenue reach 100%-110%. Given the forecasts released in the economic and fiscal strategy, it is likely that this number will be breached.

Queensland continues to have strong management. Queensland’s government remains stable, with the transition to a new Premier in September 2007 having little impact. The Queensland branch of the Australian Labor Party has an absolute majority in the house of parliament in Queensland, which enables it to pass its legislation—including the sale of state assets—largely unimpeded.

The state governs in a supportive financial environment. Australia’s system support and the predictability of Commonwealth-state relations are among the strongest in the world, and are expected to remain so. In particular, Australia adopts a system of fiscal equalization, which is administered by an independent commission, and which provides a buffer for the state against specific fiscal shocks. Under this system, Queensland will receive, from 2008 onward, less than its average per capita share of the goods and services tax (GST) pool.

Short-term credit factors

The short-term rating on Queensland is ‘A-1+’, supported by the state’s strong liquidity. Queensland’s short-term debt is more than offset by its liquid assets. At June 30, 2008, liquid assets were A$8.9 billion and short-term liabilities were A$1.4 billion.

Research Update: Ratings On State Of Queensland Lowered To ‘AA+’ With Stable Outlook On Expectation Of

Weaker Budgetary Performance

Outlook

The stable rating outlook on Queensland reflects Standard & Poor’s expectation that the state will manage its financials within the ‘AA+’ rating category. After factoring in the state’s challenging capital-expenditure program, Queensland’s balance sheet is expected to remain consistent with a ‘AA+’ rating. Upward pressure could be placed on the rating if the government introduces significant measures to strengthen its budgetary performance, it reprioritizes its capital program, or if the state’s economic prospects improves, thus boosting operating revenues.

Ratings List

Downgraded
	To	From
Queensland (State of) Queensland Treasury Corp. Issuer Credit Rating	AA+/Stable/A-1+	AAA/Stable/A-1+

Queensland Treasury Corp. Senior Unsecured (15 issues)	AA+	AAA

Ratings Affirmed

Queensland Treasury Corp. Commercial Paper (3 issues)	A-1+

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